Notice of Exempt Solicitation

NAME OF REGISTRANT: The Charles Schwab Corporation

NAME OF PERSONS RELYING ON EXEMPTION:  Arjuna Capital

ADDRESS OF PERSON RELYING ON EXEMPTION: 13 Elm St. Manchester, MA 01944

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934,* in connection with a proxy proposal to be voted on at the Registrant’s 2024 Annual Meeting. *Submission is not required of this filer under the terms of the Rule but is made voluntarily by the proponent in the interest of public disclosure and consideration of these important issues.

April 11, 2024

Dear The Charles Schwab Corporation Shareholders,

We are writing to urge you to VOTE “FOR” PROPOSAL 6 on the proxy card, which asks Charles Schwab (“Schwab,” or the “Company”) to report on median pay gaps across race and gender. We believe shareholders should vote FOR the proposal for the following reasons:

1.	Research shows there are significant company performance benefits associated with disclosing and acting to narrow statistically-adjusted and median pay gaps.
2.	Charles Schwab does not follow best practice pay equity reporting, report median racial or gender pay gap data, nor commit to annually disclose statistically-adjusted pay gap data.
3.	Median pay gap reporting provides valuable data distinct from the company’s diversity data.
4.	Median pay disclosures can benchmark Charles Schwab’s progress in Diversity, Equity, and Inclusion (DEI).
5.	Charles Schwab lags peers on racial and gender pay equity disclosures/commitments.

Expanded Rationale FOR Proposal 6

The Proposal makes the following request:

Resolved: Shareholders request The Charles Schwab Corporation report on median pay gaps across race and gender, including associated policy, reputational, competitive, and operational risks, and risks related to recruiting and retaining diverse talent. The report should be prepared at reasonable cost, omitting proprietary information, litigation strategy and legal compliance information.

Racial/gender pay gaps are defined as the difference between non-minority and minority/male and female median earnings expressed as a percentage of non-minority/male earnings (Wikipedia/OECD, respectively).

We believe shareholders should vote “FOR” the Proposal for the following reasons:

1.	Research shows there are significant company performance benefits associated with disclosing and acting to narrow statistically-adjusted and median pay gaps:
a.	Pay equity within companies leads to greater workforce diversity, and greater workforce diversity leads to strong company performance benefits. [1,2,3,4]
b.	Closing median pay gaps by increasing female and minority representation in leadership positions is associated with strong company performance benefits. [5,6]
c.	Disclosing pay gaps leads to the narrowing of these gaps, resulting in company performance benefits. [7,8,9,10,11]
2.	Charles Schwab does not follow best practice pay equity reporting, report median racial or gender pay gap data, nor commit to annually disclose statistically-adjusted pay gap data.
a.	Best practice pay equity reporting consists of annually reporting two metrics:
i.	Unadjusted-Median Pay Gaps: Assess how pay is distributed by race and gender, and which groups hold the high versus low-paying jobs. This is the data requested in this proposal, as Charles Schwab has refused to provide transparency.
1.	This data point is measured by assessing the median pay of minorities/women working full time versus non-minorities/ men working full time. This is the metric that the United States Census Bureau, Department of Labor, OECD, and International Labor Organization use when evaluating pay gaps.
2.	Black workers in the U.S. earn 81 cents on the dollar versus white workers, and women in the U.S. earn 84 cents on the dollar versus men on this basis.
3.	United Kingdom and Ireland-based companies, and soon companies in the European Union, are mandated to publicly report median pay gap data.

_____________________________

1 https://www.inc.com/marcel-schwantes/new-report-pay-transparency-may-be-key-to-keeping-your-employees-in-2021.html

2 https://www.gartner.com/en/articles/gartner-top-10-strategic-predictions-for-2023-and-beyond

3 https://clsbluesky.law.columbia.edu/2018/11/23/iss-looks-at-gender-diversity-and-company-performance/

4 https://www.mckinsey.com/featured-insights/diversity-and-inclusion/diversity-matters-even-more-the-case-for-holistic-impact

5 https://www.credit-suisse.com/about-us-news/en/articles/news-and-expertise/cs-gender-3000-report-2019-201910.html

6 https://www.bcg.com/publications/2018/how-diverse-leadership-teams-boost-innovation

7 https://justcapital.com/reports/just-jobs-analysis-why-pay-equity-is-still-critically-important-in-the-time-of-coronavirus/

8 https://hbr.org/2019/01/research-gender-pay-gaps-shrink-when-companies-are-required-to-disclose-them?utm_medium=email&utm_source=newsletter_daily&utm_

9 https://papers.ssrn.com/sol3/papers.cfm?abstract_id=3682949

10 https://www.refinitiv.com/content/dam/marketing/en_us/documents/gated/reports/gender-pay-gap-and-investment-strategies.pdf

11 https://www.gartner.com/en/human-resources/trends/payequity

ii.	Statistically-Adjusted Pay Gaps: Assess the pay between minorities/non-minorities and women/men performing similar roles. Charles Schwab published this data in 2023 as a result of investor engagement, but has not committed to publish this data annually.
1.	This data point is measured by performing a statistical analysis of race and gender pay gaps by controlling for factors such as job, seniority, and geography. These gaps are often smaller and easier to remedy than median pay gaps.
2.	There is a 4.9% adjusted gender pay gap in the United States.[12]
b.	It’s important for companies to conduct and disclose the results of pay equity assessments annually. Racial and gender pay gap analyses and disclosures are not a one-off event, as salaries and personnel are constantly changing. While Charles Schwab published its statistically-adjusted pay gaps in its 2023 proxy statement, the Company has not disclosed updated data since and has not committed to annual disclosure.
3.	Median pay gap reporting provides valuable data distinct from the company’s diversity data.
a.	The Board contends the adoption of the proposal is “unnecessary”, arguing representation and statistically-adjusted data are adequate substitutions. However, median pay gaps provide a comprehensive view as to whether minorities/women are holding as many high-paying jobs as non-minorities/men.
b.	Unlike EE0-1 representation data, median pay data provides a digestible data point for investors to compare progress year-over-year. This data shows us, quite literally, how companies assign value to their employees through the roles they inhabit and the pay they receive.
c.	Statistically-adjusted numbers alone can be misleading if not complemented with median pay gap data. While it may be easier for companies to narrow statistically-adjusted pay gaps with a handful of pay adjustments within certain employment categories, such adjustments may not impact employees at-large nor improve representation across pay scales. Conversely, narrowing median pay gaps requires hiring, developing, and promoting minorities/women into higher-paying positions across the firm.
4.	Median Pay Disclosure can benchmark Charles Schwab’s progress in Diversity, Equity, and Inclusion (DEI).
a.	The Company describes its DEI initiatives and goals to justify its obfuscation of median pay data. While these initiatives are important, disclosure of median pay gap data will ensure investors and employees that Charles Schwab’s DEI work is working to improve pay equity and diverse representation. Median pay gap data will complement the Company’s efforts and allow Schwab to benchmark its progress toward DEI goals. Schwab’s refusal to publish median pay gap data reflects of a lack of transparency and accountability to investors and employees.
5.	Charles Schwab lags peers on racial and gender pay equity disclosures/commitments.

a.	More companies are disclosing racial and gender median and adjusted pay gaps annually, committing to an honest accounting of pay equity that will strengthen their diversity and talent retention. Of the 100 largest U.S. companies, 70 percent of the financial companies have committed to assessing and/or disclosing pay gaps on a regular basis. Schwab has not yet committed to this. Additionally, of the 100 largest U.S. companies, 38 percent of the financial companies have committed to disclosing median pay gaps. This includes Mastercard, Citigroup, American Express, Visa, and BlackRock. Schwab lags these peers on pay equity reporting.

_____________________________

12 https://www.glassdoor.com/research/app/uploads/sites/2/2019/03/Gender-Pay-Gap-2019-Research-Report-1.pdf

For all the reasons provided above, we urge you to support the Proposal. Pay transparency has been shown to lead to narrower pay gaps and improve the diversity of companies that disclose them, which we believe is in the long-term financial best interest of shareholders.

Please contact Julia Cedarholm at juliac@arjuna-capital.com for additional information.

Sincerely,

Natasha Lamb

Arjuna Capital

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. Arjuna Capital is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote for Proxy Item 6 following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and Arjuna Capital as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.